UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Nashua Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

631226107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 631226107

1	NAME OF REPORTING PERSON NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 993,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 993,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 631226107

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 993,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 993,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 631226107

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 993,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 993,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 631226107

1	NAME OF REPORTING PERSON MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,012,478
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,012,478
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 631226107

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

       As of the filing date of this Amendment No. 6, NP had invested $7,374,068 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.    Neither NCG nor NCM directly owns any shares of Common Stock.

       As of the filing date of this Amendment No. 6, Mr. Schwarz directly owned 4,802 shares of Common Stock of the Issuer, currently exercisable options to acquire 7,700 shares of Common Stock of the Issuer and vested units of restricted stock exercisable into 6,071 shares of Common Stock of the Issuer, which shares, options and units were granted to him as consideration for his services as a director of the Issuer.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons purchased the shares of Common Stock based on the belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, the availability of shares of Common Stock at desirable prices and other considerations, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.  The Reporting Persons may also determine to distribute shares of Common Stock of the Issuer to individuals or entities holding, directly or indirectly, partnership interests in NP.

               Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Company, including with respect to the existing operations and future plans of the Company, communicating with other shareholders, seeking additional board representation, making proposals to the Company concerning the capitalization and operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or hedging or similar transactions with respect to their shares of Common Stock  or changing their intention with respect to any and all matters referred to in this Item 4.

                Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

(a)            The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 5,743,186 shares, which is the total number of shares of Common Stock outstanding as of October 30, 2008, as reported in the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008.

CUSIP NO. 631226107

As of the filing date of this Amendment No. 6, NP beneficially owned 993,905 shares of Common Stock, representing approximately 17.3% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of NP, may also be deemed to beneficially own the 993,905 shares of Common Stock beneficially owned by NP.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 993,905 shares of Common Stock beneficially owned by NP.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 993,905 shares of Common Stock beneficially owned by NP.  In addition, as of the filing date of this Amendment No. 6,  Mr. Schwarz  directly  owns 4,802 shares of Common Stock of the Issuer, currently  exercisable options to acquire  7,700 shares of Common Stock of the Issuer and vested units of restricted stock exercisable into 6,071 shares of Common Stock of the Issuer,  which,  together  with the  Common  Stock owned by NP, represents approximately 17.6% of the issued and outstanding Common Stock.

NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of Common Stock owned by NP, except to the extent of their pecuniary interest therein.

Item 5(c) is hereby amended to add the following:

(c)           The sole transaction in the Common Stock that was effected during the past sixty days by the Reporting Persons was the distribution on November 10, 2008 by NP of a total of 68,671 shares of Common Stock to withdrawing partners of NP as of September 30, 2008 at a price of $8.03 per share (the closing price of the Common Stock as of September 30, 2008).

CUSIP NO. 631226107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its General Partner

	By:	Newcastle Capital Group, L.L.C., its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its General Partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ